Marijuana Company of America, Inc.

1340 West Valley Parkway, Suite #205

Escondido, California 92029

September 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marijuana Company of America, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-248631

Ladies and Gentlemen:

On September 4, 2020, Marijuana Company of America, Inc. (the “Company”) initially filed Registration Statement No. 333-248631 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement was declared effective by the Commission on September 16, 2020, and no securities have been sold pursuant to the Registration Statement.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Company is seeking withdrawal of the Registration Statement due to unfavorable market conditions at this time. The Registration Statement has been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Alan T. Hawkins, Esq. of Independent Law PLLC, via email at ahawkins@independent.law.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Alan T. Hawkins of Independent Law PLLC by telephone at (352) 353-4048.

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Very truly yours,

/s/ Jesus M. Quintero

Jesus M. Quintero

Chief Financial Officer

cc:

Alan T. Hawkins, Esq.

Independent Law PLLC

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